[Letterhead of Clifford Chance US LLP]

June 28, 2006

Ms. Elaine Wolff

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	CB Richard Ellis Realty Trust
Amendment No. 2 to Form S-11
Filed on May 11, 2006
File No. 333-127405

Dear Ms. Wolff:

As counsel to CB Richard Ellis Realty Trust, a Maryland real estate investment trust, (the ”Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the ”Securities Act”), Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-11 (File No. 333-127405) (the “Registration Statement”), together with exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Jack A. Cuneo of the Company, dated June 9, 2006 (the “June 9 Letter”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the June 9 Letter, and is followed by the corresponding response of the Company. All page references in responses are to pages of the blacklined version of Amendment No. 3.

We have provided to each of you, Thomas Flinn, Cicely Luckey and David Roberts, a courtesy copy of this letter and two courtesy copies of Amendment No. 3 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on May 11, 2006. These changes have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Ms. Elaine Wolff

June 28, 2006

General

1.	We have considered your response to comment 4 in your response letter dated October 27, 2005. By virtue of the continuous offering of shares, the share redemption program would violate Regulation M and therefore would necessitate a request for exemptive relief. Although we have granted exemptive requests in the past for situations similar to the current offering, you do still need to submit a request for exemptive relief as you cannot rely upon the past petitions for exemptive relief.

RESPONSE:

In response to the Staff’s comment, the Company supplementally advises the Staff that it will submit a request for exemptive relief in connection with its share redemption program under separate cover.

2.	We note in your response to comment 33 that Robert A. Zerbst purchased an aggregate of 12,326 of your common shares from CBRE Investors in January 2005, January 2006 and April 2006. In this connection we note from your response to comment 36 that your sponsor has an arrangement with its senior executives to require them to purchase investments made by the sponsor, including its investment in the issuer. Please tell us whether there have been any sales by your sponsor of your common shares to its senior executive officers, other than to Mr. Zerbst, and if so the dates of such sales, the persons to whom they were sold and the consideration received. Further, please provide us with an analysis of why the Sponsor ought not to be considered to be an underwriter and why this private offering of your shares should not be integrated with this offering.

RESPONSE:

In response to the Staff’s comment, the Company supplementally advises the staff that CBRE Investors (the “Sponsor”) has an arrangement with certain of its senior executive officers (the “Executives”) whereby it may require the Executives to purchase a portion of any investment made by the Sponsor for the intended purpose of aligning the interests of the Sponsor and the Executives in connection with various investment programs. The Sponsor purchased 225,000 common shares (the “Investment”) of the Company for $9.70 per share in the Company’s July 2004 private offering. Pursuant to the arrangement, the Executives became obligated to purchase a minority portion of the Investment (the “Executive Commitment”) upon the Sponsor’s purchase of the Investment in July 2004. Pursuant to a predetermined process established prior to the Company’s July 2004 private offering, the Executives are required to periodically purchase a portion of the Executive Commitment at the same price per share at which the Sponsor purchased the Investment until the Executive Commitment has been satisfied. The Company informs the Staff that the Sponsor has advised the Company that, as of the date hereof, the Sponsor has sold 21,879 common shares to the Executives pursuant to the Executive Commitment as follows:

Name of CBRE Investors Officer	Number of Common Shares	Date Acquired	Consideration (per share)
Robert M. Zerbst[1]	3,893 5,265 3,068	01/01/05 01/01/06 04/01/05	$ $ $	9.70 9.70 9.70

William M. Harris	2,891 1,994 1,025	01/01/05 01/01/06 04/01/06	$ $ $	9.70 9.70 9.70

Vance G. Maddocks	1,196 656	01/01/06 04/01/06	$ $	9.70 9.70

Richard A. Magnuson	1,276 615	01/01/06 04/01/06	$ $	9.70 9.70

[1]	Includes 1,168 common shares held by Zerbst 2003 Family Trust and 2,725 common shares held by Thomas P. Kohr Trust I; in each case, Mr. Zerbst either has or shares investment power over these shares.

Ms. Elaine Wolff

June 28, 2006

Based on an analysis of Sections 4(1) and 4(2) of the Securities Act, or the so-called “Section 4(1 1/2) exemption,” the Sponsor has advised the Company that it did not purchase the Investment (including the Executive Commitment) with a view towards distribution and, accordingly, the Company does not believe that the Sponsor should be viewed as an “underwriter” with respect to the Executive Commitment that it has resold (and will resell) to the Executives.

Section 4(1) exempts from registration “transactions by any person other than an issuer, underwriter or dealer.” Section 4(2) exempts from registration “transactions by an issuer not involving any public offering.” The “Section 4(1 1/2) exemption” is essentially a hybrid exemption providing for private resales by affiliates of an issuer that are effected in a manner similar to private placements by issuers under Section 4(2). Sec. Act Release No. 6188, n. 178 (Feb 1, 1980).

In order for the Sponsor to utilize the “Section 4(1 1/2) exemption,” its sales of the Executive Commitment must be exempt from registration pursuant to Section 4(1). The determining factor will be whether it is considered an underwriter. Pursuant to Section 2(a)11 of the Securities Act, the term “underwriter” means “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, a distribution.” The term “distribution” in Section 2(a)11 is not defined, but has been equated with the phrase “public offering.” See Memorandum Explanatory of Suggested Amendments to the Securities Act, S.3420, 73d. Cong., 2d Sess. 78 Cong. Rec. 8669 (1934) (explaining a proposed amendment to Section 4(1) of the Securities Act by stating that there can be no underwriter within the meaning of the Act in the absence of a public offering); see also Gilligan, Will & Co. v. SEC, 267 F.2d 461 (2d Cir. 1959) (finding that a distribution was equivalent to a public offering and that the governing fact in determining whether an issue is a public offering is whether the persons to whom the offering is made are in such a position with respect to the issuer that they either actually have such information as a registration statement would have disclosed, or have access to such information). In SEC v. Ralston Purina Co., 346 U.S. 119 (1953), the Supreme Court found that there is no public offering if the offerees do not need the protections of the Securities Act: “the natural way to interpret the private offering exemption is in light of the statutory purpose. Since exempt transactions are those as to which ‘there is no practical need for [the bill’s] application,’ the applicability of [the private offering exemption] should turn on whether the particular class of persons affected needs the protection of the Act. An offering to those who are shown to be able to fend for themselves is a transaction ‘not involving any public offering’… The focus of inquiry should be on the need of the offerees for the protections afforded by registration.”

The Company does not believe that the Sponsor’s resales constitute distributions because there is no public offering involved. As discussed above, the Sponsor has a pre-existing arrangement with the Executives whereby they are required to purchase the Executive Commitment. These individuals do not need the protections of the Securities Act because they have access to the type of information that a registration statement would provide. More importantly, registration under the Securities Act would not provide these persons with any additional protection as there is no investment decision to be made because they are obligated to purchase a portion of any investment that the Sponsor makes.

Additionally, in support of the Company’s claim that the Sponsor may utilize the private placement exemption set forth in Section 4(2), it is important to note that there has been no general solicitation, advertising or mass communication with respect to the Investment (including the Executive Commitment), each Executive is an “accredited investor” (as defined in Rule 501(a) under the Securities Act) and the shares purchased or to be purchased are restricted shares that cannot be further transferred unless an exemption from registration is available.

Ms. Elaine Wolff

June 28, 2006

For the reasons set forth above, the Company believes that the Sponsor’s resales do not constitute a distribution, the Sponsor did not make the Investment (including the Executive Commitment) with a view to distribution, and the Sponsor should not be viewed as an underwriter.

The Company also supplementally advises the Staff that it believes the Sponsor’s resales should not be integrated with this offering. The Company’s proposed public offering of its common shares pursuant to the Registration Statement and the Sponsor’s resales of common shares it purchased from the Company in July 2004 to the Executives pursuant to a pre-existing arrangement solely between the Sponsor and the Executives are two separate transactions by different entities. The Sponsor’s resales are not being effected in any manner as part of the Company’s public offering. In fact, it could be argued that there is no offer to integrate the Sponsor’s resales with the Company’s public offering of common shares as there is no investment decision made by the Executives with respect to the Executive Commitment. As a result, the Company does not believe that the Sponsor’s resales should be integrated into the public offering of the Company’s common shares as contemplated by the Registration Statement.

Even if the analysis set forth pursuant to Rule 152 or the five-factor integration test discussed in Release No. 33-4552 applied to the Sponsor’s resales, such resales and the Company’s public offering should not be integrated. First, in the context of Rule 152, the Executives’ obligation to purchase the Executive Commitment pursuant to a pre-existing arrangement they have with the Sponsor existed prior to the Company’s filing of the Registration Statement. Because the Executives have complete access to all information that a registration statement would provide and are sophisticated investors, Rule 152 and the interpretations thereof issued by the Commission, if applicable, should result in the Sponsor’s resales not being integrated with the Company’s public offering of common shares.

Additionally, if applicable, the Company believes that the five-factor integration test discussed in Release No. 33-4552 would also support the position that the Sponsor’s resales not be integrated with the Company’s public offering of common shares. Rule 502(a) of Regulation D sets forth 5 factors to be considered in determining whether offers and sales should be integrated: (i) whether the sales are part of a single plan of financing; (ii) whether the sales involve the issuance of the same class of securities; (iii) whether the sales have been made at or about the same time; (iv) whether the same type of consideration is received; and (v) whether the sales are made for the same general purpose. Securities Act Release No. 4552 (November 6, 1962) and Rule 502(a) under the Securities Act.

Against this backdrop, the Sponsor’s resales and the Company’s public offering of common shares do involve a similar class of securities (common shares) and the same consideration (cash). However, the Company believes that the other three factors, as applied to the instant case, lead to the conclusion that the Sponsor’s resales should not be integrated with the Company’s public offering of common shares. While the Company’s public offering is generally for cash to be used to invest in real estate assets, the Sponsor’s resales to the Executives have been made not with a view towards raising capital (and particularly not for the Company), but as part of a pre-existing arrangement between the Sponsor and the Executives. Similarly, the Company’s public offering for cash is not for the same general purpose as the Sponsor’s resales to the Executives. Finally, the Sponsor’s resales and the Company’s public offering of common shares were not made at or about the same time because the pre-existing arrangement between the Sponsor and the Executives came into effect in 2003 and the Executives’ obligation to purchase the Executive Commitment in July 2004, whereas the Company filed the Registration Statement relating to its public offering of common shares in August 2005. Thus, the Company believes the absence of a single plan of financing, different purpose and timing of the Sponsor’s resales and the Company’s public offering of common shares outweigh the similarities of the other factors and lead to the conclusion that the Sponsor’s resales should not be integrated with the Company’s public offering of common shares.

Ms. Elaine Wolff

June 28, 2006

Cover Page

3.	On page 78, you note that an “affiliate of the Dealer Manager intends to purchase 80,645 of our common shares for $9.30 per share pursuant to this offering.” Please provide us with your analysis as to when the offer was made to the Dealer Manager, whether there is an agreement to sell the shares to such affiliate and explain to us your treatment of such proceeds in the proceeds table. In this connection, please tell us whether this arrangement is reflected in the dealer manager agreement.

RESPONSE:

In response to the Staff’s comment, the Company supplementally advises the Staff that Fund Investors, LLC (“Fund Investors”), an affiliate of the Dealer Manager, has advised the Company that it intends to purchase 80,645 of the Company’s common shares (the “Common Shares”) pursuant to this offering. Fund Investors advised the Company of its intention during discussions over dealer manager arrangements and related mattes the Company had with affiliates of Fund Investors in the spring of 2006. There is no agreement, in the dealer manager agreement or otherwise, between the Company and Fund Investors for the purchase of the Common Shares.

In the event that Fund Investors purchases the Common Shares at a price of $9.30 per share, the Company would receive proceeds of $9.15 per share, after payment of the dealer manager fee, which is the same net amount per share as the Company will receive for other shares sold in this offering. Therefore, any purchases by Fund Investors would not affect the “net proceeds/amount available for investments” and “estimated amount to be invested” line items as currently reflected in the proceeds tables under “Estimated Use of Proceeds—Calculation of Net Proceeds from the Primary Offering.”

4.	Please revise to strike the caption “CNL Securities Corp Dealer Manager” at the bottom of this section as this is not a firm commitment offering.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page as requested.

5.	We note your statement that “your subscription funds will be deposited in an interest-bearing account with [ ], the escrow agent, and will be held in trust for your benefit, pending release to us.” Because there is no minimum offering amount such that funds in an interest bearing account would be returned with interest upon the failure to reach the minimum, please explain the import of this statement or revise.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page as requested.

6.	We note your statement that an initial investment is $5,000 unless discounts apply. Please revise here and on page 12 to explain the nature of the discounts and who is entitled to them.

RESPONSE:

In response to the Staff’s comment, the Company supplementally advises the Staff that an investor must make an initial investment of at least $5,000. The initial investment is not subject to volume discounts or any other discounts and the Company has removed the language “assuming no discounts apply” on the cover page and on page 12.

Ms. Elaine Wolff

June 28, 2006

7.	Please revise the conflicts risk factor here and throughout to explain that you will have a sub-advisory agreement with an affiliate of the Dealer Manager.

RESPONSE:

In response to the Staff’s comment, the Company supplementally advises the Staff that it will not have a sub-advisory agreement with an affiliate of the Dealer Manager. The sub-advisory agreement will be between the Investment Advisor and an affiliate of the Dealer Manager.

8.	Please revise the risk factors here and throughout, as well as the disclosure on page 12 in answer to the question about how investors may sell shares, to include the risk that shareholders may not redeem their shares unless they continue to hold at least $5,000 in shares after such redemption.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 12, 18 and 91 as requested.

Who is CBRE Advisors, LLC, page 2

9.	We reissue comment 7 in part. Please revise this discussion of your Advisor to briefly explain how you are affiliated with your Advisor.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 2 as requested.

10.	You state that the “Investment Advisor will receive advisory services relating to real estate acquisitions, property management and communications with existing investors from CNL Fund Management Company, an affiliate of the Dealer Manager, pursuant to a sub-advisory agreement.” Please revise here, the fee tables and throughout to disclose the nature of the affiliated relationship between the sub-advisor and the Dealer Manager, the amount of fees to the sub-advisor and whether these fees will be included in the fees that you will pay to the Advisor. With respect to the disclosure in the fee tables, please include a separate heading in the fee tables for this arrangement. Further, please file a copy of the sub-advisory agreement as an Exhibit.

RESPONSE:

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company is not a party to the sub-advisory agreement. The sub-advisory agreement is by and between the Investment Advisor and CNL Fund Management Company. The Company has not engaged the Subadvisor to provide services to the Company and it is not responsible for the payment of any fees that the Investment Advisor is obligated to pay to the Subadvisor pursuant to the sub-advisory agreement. As the Company is not a party to this agreement, it does not believe that it is required to file such agreement as an exhibit to the Registration Statement pursuant to Item 601 of Regulation S-K. In addition, the Company respectfully submits that Item 4 of Industry Guide 5 requires it to disclose compensation it may pay to its Sponsor and its affiliates. The Subadvisor is not an affiliate of the Sponsor and therefore Item 4 is not applicable to the sub-advisory arrangement. All fees paid by the Company to the Sponsor and its affiliates are fully reflected in the fee table. The Company has added disclosure regarding the affiliation between CNL Fund Management Company and the Dealer Manager on page 81.

Ms. Elaine Wolff

June 28, 2006

What is the current ownership structure of CBRE REIT and its affiliates, page 7

11.	Please revise the chart to reflect the information in the footnotes. For example, please revise to provide separate boxes for CNL Fund Management, CNL Securities Corp., and to reflect the ownership of 100% of the Class B and Class C partnership interests by Holdings.

RESPONSE:

In response to the Staff’s comment, the Company respectfully advises the Staff that it does not believe that the inclusion of CNL Fund Management Company and CNL Securities Corp. in the structure chart of the Company will assist investors in understanding the relationship between these entities and the Company. Item 5.B of Industry Guide 5 states that “an organization chart should be included in this section showing the relationship between the various organizations managed or controlled by the General Partner or its affiliates that will do business with the partnership where the relationships are so complex that a graphic would assist investors in understanding such relationships.” The sponsor and its affiliates do not manage or control CNL Fund Management Company or CNL Securities Corp. The Company has no business relationship with CNL Fund Management Company. CNL Securities Corp. is the Company’s dealer manager in the offering, which in the Company’s view, is not a relationship that is so complex that the Company would need to include CNL Securities Corp. in the Company’s structure chart to enable investors to better understand that relationship. Furthermore, the Company believes that the inclusion of these entities in the structure chart may give investors the impression that the Sponsor (or its affiliates) manages or controls these entities.

The Company has revised the disclosure to clarify that CBRE REIT Holdings LLC owns the outstanding class B limited partnership interest. The Company supplementally advises the Staff that CBRE REIT Holdings LLC will contribute the class C limited partnership interest to CBRE OP in exchange for limited partnership units in CBRE OP. The number of units received in exchange for the class C limited partnership interest will be based on a valuation approved by the Company’s board of trustees, including its independent trustees. The Company has revised the disclosure in the prospectus accordingly.

What are the fees that you will pay to the Investment Advisor and its affiliates in connection with this offering?, page 9

12.	We note your responses to comments 13 and 14 and reissue that part of the comments that requested that you include in the table the fees that may be paid to CB Richard Ellis and its affiliates, identifying each such affiliate. In light of your revision to delete the statement that “none of the compensation which the Investment Advisor and its affiliates receives relates to the developmental or acquisition stage of CBRE REIT,” please move the disclosure preceding the table regarding fees that have been and may be paid to affiliates to include such disclosure in the table and to specifically identify the affiliates that have provided and may provide property management, leasing and construction services and loan originations.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 77 as requested.

Ms. Elaine Wolff

June 28, 2006

Risk Factors, page 14

We pay substantial fees and expenses to the Investment Advisor, its affiliates and the Dealer Manager. which payments increase the risk that you will not earn a profit on your investment, page 15

13.	Please revise to note that there is only one class B and one class C limited partnership interest outstanding, the identity of the holder as REIT Holdings and that your sponsor owns 75% of REIT Holdings and an affiliate of your dealer manager holds the remainder.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 15 as requested.

We could become more highly leveraged, page 24

14.	We reissue comment 18. Please revise this section to disclose your outstanding indebtedness and the percentage of your net assets that such amount represents.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 24 as requested.

We may be subject to tax on our undistributed net taxable income or be forced to borrow funds to make distributions required to qualify as a REIT, page 27

15.	We note your disclosure here that you may be forced to borrow funds to make distributions required to qualify as a REIT and your disclosure on page 19 that you may not have sufficient cash available to pay dividends. Please revise to disclose whether you may borrow funds or use offering proceeds to make distributions beyond that required by the REIT rules.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 27 as requested.

Distribution Policy, page 32

16.	Please revise your disclosure to note the source of all of your distributions.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 32 as requested.

Dilution, page 33

17.	On page 78, you note that an “affiliate of the Dealer Manager intends to purchase 80,645 of our common shares for $9.30 per share pursuant to this offering.” Please revise the dilution table to note these shares.

RESPONSE:

In response to the Staff’s comment, the Company supplementally advises the Staff that the 80,645 common shares that Fund Investors intends to purchase in this offering is reflected in the total common

Ms. Elaine Wolff

June 28, 2006

shares offered to the public and the purchase of these shares will not impact the pro forma net tangible book value as currently presented in the dilution table. The Company also directs the Staff to its response to comment no. 3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Results of Operation, page 40

18.	Please include a discussion of your results of operations in accordance with Item 303 of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, the Company has expanded the disclosure on pages 41 through 43 as requested.

19.	You state that as of December 31, 2005 you had acquired four properties, however, you only list three of those properties. Please revise your disclosure to list the fourth property.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 41 through 43 as requested.

Prior Performance Summary, page 44

20.	We note your response to comment 25. Please revise this section to note that the distributions exceeded cumulative period operations, sales, and refinancings for Strategic Partners II in 2003, that the distributions represent a return of capital, and to note the source of the distribution in excess of operations, sales, and refinancings. Also, please revise your disclosure to note that all other distributions which exceeded current period operations, sales, and refinancings were funded by retained prior period cash flows from operations, sales and refinancings that were previously undistributed.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 53 as requested. The Company supplementally advises the Staff that there was no excess distribution amount with respect to Strategic Partners II in 2003.

21.	We note from the revised disclosure on page 48 that no commissions were paid in connection with the prior programs because they were “private real estate investment funds specifically designed for institutional pension fund investors to take substantial ownership interests in each fund they invested in.” Please tell us the structure of the prior programs, that is, were they structured as limited partnerships or pursuant to investment management agreements, and whether investors had authority to review or approve investments or property sales. In order to determine whether these programs are programs in which the sponsor raised funds from passive investors and are therefore the type of programs contemplated to be disclosed in the prior performance tables, please provide us with a copy of any management agreements and partnership agreements.

RESPONSE:

In response to the Staff’s comment, the Company supplementally advises the Staff that the Prior Programs conducted in the United States and the United Kingdom are limited partnerships, except for

Ms. Elaine Wolff

June 28, 2006

Global Innovation Partners which is a limited liability company and the Prior Program conducted in France is organized as an SAS, a type of French corporation. The Company further advises the Staff that the Sponsor maintains active control over the management of the Prior Programs and has the authority to carry out the investment objectives of the Prior Programs, except that for Partnenaires Bureaux SAS, fund management and investment approval is shared by the Sponsor with an unrelated manager and an investment committee. Investors in each Prior Program generally have no authority to review or approve investments or property sales and rely upon the ability of the Sponsor (and, with respect to Partnenaires Bureaux SAS, the unrelated manager and investment committee) with respect to the investment in and management of fund assets.

The Company respectfully informs the Staff that the Sponsor has advised the Company that the Sponsor has conducted an exhaustive review of its “track record” in connection with the requirements set forth in Guide 5 and believes that the Prior Programs included in the Registration Statement are “programs” within the meaning of Guide 5 (including the releases that accompanied the adoption of, and revisions to, Guide 5). The Company is satisfied based on this review of the documentation relating to the Prior Programs that these are in fact “programs” under Guide 5. The Company believes that providing all of the voluminous underlying documentation on those programs is not necessary or required in these circumstances under applicable rules and will involve unnecessary effort and expense. The Company would be happy to discuss any and all particular concerns the Staff may have on the application of the rules relating to the Prior Programs.

Real Estate Investments, page 66

22.	On page 1, you state that as of the date of this prospectus you own seven properties. On page 40, you state that as of December 31, 2005 you had acquired four properties. In this section you state as of December 31, 2005 you had three properties and on page 68 you state that on January 9, 2006 you purchased another property for a total of four properties. Please reconcile these disclosures.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 41, 69 and 70 as requested.

Recent Developments, page 68

23.	Please strike this section and include the disclosure regarding these properties in the Real Estate Investments section beginning on page 66, including information required by Items 14, 15 and 16 of Form S-11.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 70 and 71 as requested.

The Sub-advisory Agreement, page 72

24.	You state that the “Subadvisor and its affiliates will be paid fees in connection with services provided to the Investment Advisor.” Please revise to note the amount of the fees that will be paid to the Subadvisor and to note who will be responsible for paying those fees. Also, please note if these fees are included in the fees that you will pay to the Investment Advisor.

RESPONSE:

In response to the Staff’s comment, the Company respectfully directs the Staff to its response to comment no. 10 and the Company has revised the disclosure on page 75 accordingly.

Ms. Elaine Wolff

June 28, 2006

Ownership by Affiliates of the Dealer Manager and the Subadvisor, page 78

25.	On page 78, you note that an “affiliate of the Dealer Manager intends to purchase 80,645 of our common shares for $9.30 per share pursuant to this offering.” Please revise your disclosure to identify the affiliate of your Dealer Manager.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 78 as requested.

Affiliated Service Providers, page 79

26.	We reissue comment 35 in part. Please revise to disclose whether there is currently an affiliate of CB Richard Ellis that performs acquisitions, dispositions, leasing, property management, construction supervision, and mortgage banking services or if CB Richard Ellis or its affiliates have plans to form such an entity.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 82 and 85 as requested.

Description of Shares, page 83

27.	Please revise to include disclosure about each of the Class A, B and C limited partnership interests of the Operating Partnership.

RESPONSE:

In response to the Staff’s comment, the Company respectfully submits that it believes it has provided the applicable disclosure under “Description of Shares” beginning on page 87 of the prospectus relating to its securities as required by Item 202 of Form S-11 and does not believe that Item 202 requires the registrant to describe the securities of a subsidiary. The Company respectfully directs the Staff to the discussion of the material terms of the limited partnership interests of CBRE OP under “The Operating Partnership Agreement” beginning on page 99 of the prospectus.

Transfer Restrictions, page 84

28.	We note your response to comment 36. Please revise to note the terms of the arrangement CBRE Investors has with its senior executives to purchase investments made by CBRE Investors.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 90 as requested.

Share Redemption Program, page 86

29.	Please revise to clarify whether in the case of death, permanent disability or bankruptcy of a shareholder the requirement to hold at least $5,000 after redemption will apply.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 91 as requested.

Ms. Elaine Wolff

June 28, 2006

The Operating Partnership Agreement, page 95

30.	We note your response to comment 38. Please revise this section to disclose the purchase price paid for the class A units.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 99 as requested.

Purchases Net of Selling Commissions and the Marketing Support Fee, page 121

31.	Please revise to disclose whether there is a limit on the number of shares that will be available for purchase at a price per share of $9.30.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 125 as requested.

32.	Please revise to disclose whether the shares being sold at a price per share of $9.30 are subject to the 1.5% dealer manager fee.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 125 as requested.

CB Richard Ellis Realty Trust Pro Forma Condensed Consolidated Financial Statements, page F-2

Note 2—Adjustments to Pro Forma Condensed Consolidated Statement of Operations, page F-5

33.	Please tell us why you only included the interest expense for the Deerfield Commons note payable for the period from January 1, 2005 to June 20, 2005? It is noted that the note payable was obtained on November 29, 2005 and it appears from your disclosure that this adjustment does not take the period from June 21, 2005 to November 28, 2005 into consideration.

RESPONSE:

In response to the Staff’s comment, the Company supplementally advises the Staff that Deerfield Commons (“the property”) was acquired for cash by the Company on June 21, 2005 and was operated unencumbered by any interest bearing note payable until November 29, 2005 when the Company finally took on debt for the property. Based on the Company’s pro forma assumption that the property was acquired on January 1, 2005, the Company believes that it is appropriate to show interest expense for the pro forma adjustment period January 1, 2005 to June 20, 2005 prior to the acquisition of the property for cash on June 26, 2005 when the historical actual operating period began. In substance, the Company believes that the actual historical period of unencumbered property operations from June 21, 2005 to November 29, 2005 should also be reflected as such on the pro forma statement of operations covering the same period to reflect the most accurate presentation of the pro forma twelve months of operations of the property for the year ended December 31, 2005.

Financial Statements

General

34.	Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

RESPONSE:

In response to the Staff’s comment, the Company has updated its financial statements in accordance with Rule 3-12 of Regulation S-X.

Ms. Elaine Wolff

June 28, 2006

Note 3—Summary of Significant Accounting Policies, page F-12

Purchase Accounting for Acquisition of Investments in Real Estate, page F-14

35.	We note that you have modified your accounting policy for above-market leases to include renewals in your amortization periods. Please provide us with the basis for your accounting treatment.

RESPONSE:

In response to the Staff’s comment, the Company supplementally advises the Staff that this change was an inadvertent editing error that conformed the sentence relating to the above-market leases to the sentence describing the accounting treatment of the below-market leases. The Company has revised the sentence describing the accounting treatment for the above-market leases in footnote 3 on page F-14 to remove the reference to renewal period.

Note 7—Concentrations, page F-20

36.	As previous requested, please include total cash flows from operating, investing and financing activities as determined under SFAS 95 for the tenant of the REMEC Corporate Campus for the periods presented.

RESPONSE:

In response to the Staff’s comment, the Company supplementally advises the Staff that management is making its best effort (and has been diligent in this endeavor) to obtain the cash flow information of REMEC for the year ended 2004 and Chelton Microwave Corporation for the year ended 2005 directly from the tenant. To date, the Company has been unsuccessful in obtaining the cash flow information from the tenant due to the fact that REMEC and Chelton Microwave Corporation are each non-public entities on a standalone basis, and the tenant has no legal obligation to provide the Company, as landlord, with this information under the lease agreement. The Company respectfully requests the Staff to permit the Company to forgo presenting this disclosure under the circumstances and the Company would be happy to discuss this issue with the Staff.

Performance Tables, beginning on page A-1

Table III

37.	We note your response to comment 43. Please revise this section to note that the distributions exceeded cumulative period operations, sales, and refinancings for Strategic Partners II in 2003 and that the distributions represent a return of capital. Also, please revise your disclosure to note that all other current distributions which exceeded current period operations, sales, and refinancings were funded by retained prior period cash flows from operations, sales and refinancings that were previously undistributed.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure of pages A-4 and A-5 as requested. The Company supplementally advises the Staff that there was no excess distribution amount with respect to Strategic Partners II in 2003.

38.	On page A-4, you state that “Table III summarizes the operating results of the Prior Programs, the offerings of which have closed during the eight years ended December 31, 2005.” Please revise to limit the period covered by Table III to the five years ended December 31, 2005. Refer to Instruction 1 to Table III of Industry Guide 5.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure as requested.

Ms. Elaine Wolff

June 28, 2006

39.	As previously requested, please disclose if the funds present their assets at fair market value or historical cost.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages A-4 and A-5 as requested.

Table V

40.	On page A-9, you state that “Table V presents summary information on the results of sales or disposals of properties from the Prior Programs during the five years ended December 31, 2005.” Please revise to limit the period covered by Table V to the three years ended December 31, 2005. Refer to Instruction 1 to Table V of Industry Guide 5.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure as requested.

Part II

Item 33. Recent Sales of Unregistered Securities

41.	We note your statement that from July 2004 to October 2004 you sold 5,818,799 common shares at $10.00 subject to discount to accredited investors. Please revise to disclose the discounted amount in addition to the $9.70 discount to your sponsor and disclose the number of accredited investors to whom such sales were made.

RESPONSE:

In response to the Staff’s comment, the Company supplementally advises the Staff that purchases of common shares in the private offering were subject to “volume discounts.” If an investor purchased a number of shares falling within the volume discount range, such investor paid a price per share that reflected no placement fee or a reduced placement fee that the Company would otherwise have paid to the placement agent. The net proceeds to the Company were not affected by these discounts.

42.	Please revise to include the aggregate amount of consideration received by the OP for the class A shares issued to CBRE REIT Holdings.

RESPONSE:

In response to the Staff’s comment, respectfully directs the Staff to its response to comment no. 43.

43.	Please revise to disclose the issuances of the Class B and Class C shares issued to CBRE REIT Holdings.

RESPONSE:

In response to the Staff’s comment, the Company respectfully directs the Staff to Item 33 (Recent Sales of Unregistered Securities) of Form S-11 that requires a registrant to furnish the information required by Item 701 of Regulation S-K. Item 701 of Regulation S-K requires the Company to furnish the information set forth therein as to all securities of the registrant sold by the registrant within the past three years which were not registered under the Securities Act. The Company believes that Item 701 applies to sales of unregistered securities only by a “registrant” and not by a “subsidiary” or an

Ms. Elaine Wolff

June 28, 2006

“affiliate” of a registrant. Therefore, the Company does not believe that it is required to include information relating to these partnership interests under Item 33 in Part II of the Registration Statement, but has disclosed the applicable information in the prospectus.

Item 37. Undertakings

44.	Please update your Item 512 undertakings in accordance with the amendments thereto that became effective as of December 1, 2005.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages II-4 through II-6 as requested.

Table VI, page II-6

45.	You state that “Table VI presents summary information on properties acquired by the Prior Programs having similar or identical investment objectives to those of CB Richard Ellis Realty Trust during the eight years ended December 31, 2005.” Please revise to limit the period covered by Table VI to the three years ended December 31, 2005. Refer to Instruction 2 to Table VI of Industry Guide 5.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure as requested.

Exhibits

46.	Please file a specimen stock certificate and any other instruments defining the rights of security holders. Refer to Item 601(b)(4) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, the Company supplementally advises the Staff that it will not issue certificates for the common shares and they will therefore be held in “uncertificated” form. The Company further advises the Staff that it has filed all instruments defining the rights of security holders as exhibits to the Registration Statement.

Exhibit 5.1—Legal Opinion

47.	In the first paragraph of your legal opinion, it states that the registration statement covers the offering of up to $1,050,000,000 common shares. However, the registration statement states that you are offering up to $2,000,000,000 common shares. Please revise as necessary.

RESPONSE:

In response to the Staff’s comment, the legal opinion has been revised and the Company has filed the opinion as an exhibit to Amendment No. 3.

Ms. Elaine Wolff

June 28, 2006

Exhibit 8.1—Tax Opinion

48.	Please explain to us the import of the last sentence in the second paragraph. For example, tell us the impact on your opinion of a finding that the Trust’s investment in a money market mutual fund was due to willful neglect. We may have further comments.

RESPONSE:

In response to the Staff’s comment, the Company supplementally advises the Staff that the tax opinion of Clifford Chance US LLP is based on factual representations by the Company to the effect that the Company believed its investment in the money market mutual fund would not adversely affect its ability to qualify as a REIT, that it used ordinary business care and prudence in attempting to meet the REIT requirements with respect to such investment and, therefore, that it believes that any failure to meet the 5% gross asset test as a result of such investment would be due to reasonable cause and not willful neglect. The opinion of Clifford Chance US LLP assumes and is subject to the correctness of the foregoing representations. The Company directs the Staff to the disclosure on page 25 under the heading U.S. Federal Income Tax Risks” and on page 102 under the heading “Certain U.S. Federal Income Tax Consequences—Taxation of the Company” for a more detailed discussion.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8209 or Jason D. Myers at 212-878-8324.

Very truly yours,

By:	/s/ Robert E. King, Jr.
Robert E. King, Jr.

cc:	Mr. Thomas Flinn
Ms. Cicely Luckey
Mr. David Roberts
Mr. Jack A. Cuneo
Mr. Jason D. Myers